4/22

06019616

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Geophysical Prospecting

*CURRENT ADDRESS

**FORMER NAME PROCESSED

**NEW ADDRESS JAN 09 2007

THOMSON FINANCIAL

FILE NO. 82- 00478 FISCAL YEAR 7-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: Dlw

DAT : 1/8/07

1293-2(b)

RECEIVED

2006 DEC 22 A 9:06

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-00478

ARIS

7-31-06

SEC MAIL PROCESSING SECTION RECEIVED DEC 21 2006 WASH, D.C. 186

GEOPHYSICAL PROSPECTING INC.
(A Development Stage Enterprise)

FINANCIAL STATEMENTS

JULY 31, 2006 AND 2005

SEC MAIL PROCESSING SECTION RECEIVED WASH, D.C. 186

EDMUND CACHIA & CO.
Chartered Accountants

GEOPHYSICAL PROSPECTING INC.
(A Developments Stage Enterprise)

FINANCIAL STATEMENTS

JULY 31, 2006 AND 2005

INDEX

EDMUND CACHIA & CO.
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
Geophysical Prospecting Inc.
(A Development Stage Enterprise):

We have audited the balance sheets of Geophysical Prospecting Inc. (A Development Stage Enterprise) as at July 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

(Signed) "*Edmund Cachia & Co.*"
CHARTERED ACCOUNTANTS

Toronto, October 20, 2006

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JULY 31

	2006	2005
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net loss for the year	($ 533,361)	($ 138,770)
Add items not affecting cash:		
Depreciation	10,581	-
Future income taxes	(49,250)	-
Write-down of mining interests	58,590	-
Net changes in working capital balances:		
Increase in prepaid expenses	(10,516)	-
Increase in deposits	(258,787)	-
Increase in accounts payable and accrued liabilities	97,857	-
Cash used in operations	(684,886)	(138,770)
CASH USED IN INVESTING ACTIVITIES:		
Additions to capital assets	(72,383)	-
Additions to mining interests	(58,591)	-
Cash used in investing	(130,974)	-
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES:		
Bank indebtedness	-	(63)
Issuable common shares	-	10,000
Issuance of common shares	864,443	136,269
Equity unit issue costs	(10,369)	-
Decrease in other loans and advances	(5,000)	(10,000)
Decrease (increase) in advance to officers, directors and shareholders	(5,571)	4,000
Cash provided by financing	843,503	140,206
INCREASE IN CASH DURING THE YEAR	27,643	1,436
CASH POSITION AT BEGINNING OF THE YEAR	1,436	-
CASH POSITION AT END OF THE YEAR	$ 29,079	$ 1,436

Supplemental disclosure of non-cash transactions:
Shares issued for non-cash consideration:

	2006	2005
Consulting services	$ 144,500	$ 38,478
Mining interests	$ 55,000	$ -

The accompanying notes are an integral part of these financial statements.

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2006 AND 2005

1 - NATURE OF BUSINESS AND GOING CONCERN CONSIDERATIONS:

Geophysical Prospecting Inc. (the "Company") was incorporated under the laws of the Province of British Columbia on July 19, 1979 and changed its province of Registration and continued under the Ontario Business Corporations Act (OBCA) on September 19, 1997.

The Company is in the process of exploring its resource mining properties and has not yet determined whether these properties contain economically recoverable reserves. The continued operations of the Company and the amounts recoverable on these mining properties are dependent upon the economically recoverable reserves, the ability of the Company in obtaining the financing to complete the necessary exploration and development upon attaining future profitable production or proceeds from disposition of the mining properties.

Although the Company has taken steps to verify title to mining properties in which it has an interest according to industry standards for the stage of exploration and development of such properties, these procedures may not guarantee the Company's title. Properties may be subject to undisclosed prior agreements or transfers and title may be affected by undetected defects.

The Company's continued existence as a going concern is dependent upon its ability to continue to obtain adequate ongoing debt and/or equity financing with creditors, officers, directors and stakeholders. In addition the Company must also ultimately become profitable.

2 - SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES:

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

MINING INTERESTS AND EXPLORATION:

The Company has adopted the recommendation issued by the CICA EIC 126 and expenses exploration expenditures as incurred. Costs attributable to property acquisitions are capitalized while exploration expenditures on the property can only be capitalized once mineral reserves have been established. Once a mineral reserve has been established, all development costs will be capitalized. These costs together with the costs of mining interests will be charged to operations on a unit-of-production method based on estimated recoverable reserves. If the mining interests are abandoned, or when an impairment in value has been determined, the capitalized costs will be charged to operations. Exploration expenditures that have been charged to operations: year ended 2006- $85,293, year ended 2005- $nil.

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2006 AND 2005

2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

FINANCIAL INSTRUMENTS:

Financial instruments are initially recorded at cost. If subsequent circumstances indicate that a decline in the fair value of a financial asset is other than temporary, the financial asset is written down to its fair value. Unless otherwise indicated, the fair values of financial instruments approximate their recorded amounts. The fair value of accounts receivable, advances payable and accounts payable approximate their recorded amounts because of the short period to receipt or payment of cash.

INCOME TAXES:

Future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax basis generally using the enacted income tax rates at each balance sheet date. Future income tax assets also arise from unused loss carry forwards and other deductions. The amount of the future income tax asset recognized is limited to the amount that is more likely than not to be realized. The estimated realizable amount is reviewed annually and adjusted, if necessary, by use of a valuation allowance.

STOCK-BASED COMPENSATION:

The CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, requires that compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company has adopted this section prospectively for new option awards granted on or after August 1, 2004, (see Note 7(b)). Due to the Company's trading status the fair market value of the options cannot be readily determined. As a result, no compensation cost on options issued has been recognized in the financial statements.

LOSS PER SHARE:

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

IMPAIRMENT OF LONG-LIVED ASSETS:

Long-lived assets, including property and equipment and other assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2006 AND 2005

2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

ASSET RETIREMENT OBLIGATION:

The Company has adopted CICA Handbook Section 3110, "Asset Retirement Obligations", which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred or can be reasonably estimated, and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at July 31, 2006, the Company has not incurred or committed any asset retirement obligations related to the development of its exploration properties.

CAPITAL ASSETS:

Fixed assets are stated at cost. Depreciation is provided on the diminishing balance basis at the following annual rates:

Furniture and equipment	20%
Computer equipment	30%
Mining equipment	30%

3 - MINING INTERESTS:

The Company acquired an 8 claim mining lease covering approximately 1,000 acres in Wawa, Ontario during the year from a director of the Company. In addition, the Company acquired a 100% interest in 10 mining claim units in Otto Township, Ontario.

Accumulated mineral property costs have been incurred as follows:

	2006	2005
Balance, Beginning of the year	$ -	$ -
Costs	58,591	-
Write-down	(58,590)	-
Balance, End of the year	$ 1	$ -

The Wawa property interest was written-off during the period.

The Otto property interest was written down to $ 1 during the period.

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2006 AND 2005

4 - RELATED PARTY ADVANCES AND TRANSACTIONS:

Consulting and management fees amounting to $ 214,506 (2005 -$ 16,454) were charged by officers and directors of the Company and by Companies controlled by officers and directors of the Company.

Exploration expenditures totalling $42,422 (2005- $nil) were charged by directors of the Company.

During the year, the Company credited certain directors of the Company for corporate costs paid directly by the directors. These credits were at cost and aggregated approximately $34,000 (2005 -$5,939). In addition, the directors advanced $75,000 (2005 -$10,658) to the Company through the year.

Corporate maintenance fees amounting to $43,960 (2005 -$34,998) were charged by a Company controlled by an officer of the Company.

Rent of $2,904 (2005 - $12,000) was paid to an officer of the company.

Advances to officers, directors, and shareholders have no fixed terms of repayment.

Accounts payable at July 31, 2006 includes $95,000 (2005-$nil) owing to officers and directors.

Management believes these transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

See notes 3 and 7 for additional related party information.

5 - FIXED ASSETS:

	2006			2005
	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	NET BOOK VALUE
Computer equipment	$ 6,856	$ 1,028	$ 5,828	$ -
Furniture and fixtures	5,527	553	4,974	-
Mining equipment	60,000	9,000	51,000	-
	$ 72,383	$ 10,581	$ 61,802	$ -

6 - OTHER LOANS AND ADVANCES:

	2006	2005
Other	$ -	$ 5,000

Other advances consist of a convertible unsecured non-interest bearing subordinated note. The note was not converted prior to the maturity date during 2005, and was no longer convertible. During 2006 the loan was repaid in full.

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2006 AND 2005

7 - SHARE CAPITAL:

(a) AUTHORIZED
An unlimited number of common shares

ISSUED
80,757,000 Common shares $13,259,576

Transactions as follows:

	Shares #	Amount $
Balance July 31, 2004	25,000,000	12,367,593
Shares issued on settlement of debt (i)	6,150,292	76,791
Shares issued for cash	1,900,000	21,000
Shares issued for services (iii)	4,297,000	38,478
Shares issued on conversion of promissory note (ii)	1,000,000	10,000
Shares cancelled	(947,292)	-
Balance July 31, 2005	37,400,000	12,513,862
Shares issued on settlement of debt (i)	6,000,000	60,000
Shares issued for cash	21,250,000	604,943
Shares issued for services (iii)	10,607,000	144,500
Shares issued for mining interests (iv)	5,500,000	55,000
Tax effect on flow-through shares	-	(108,360)
Shares issue cost	-	(10,369)
Balance July 31, 2006	80,757,000	13,259,576

(i) Shares issued on settlement of debt
The Company issued 6,000,000 (2005- 6,150,292) Common shares to shareholders in settlement of debt owed by the Company for a total deemed value of $60,000 (2005 $ 76,791).

(ii) Shares issued on conversion of promissory note
A director and officer of the Company exercised an option to convert a $nil (2005 $10,000) promissory note into nil (2005 -1,000,000) common shares of the Company at a rate of $nil per share (2004 $0.01 per share).

(iii) Shares issued for services
The Company issued 2,600,000 (2005- 1,200,000) common shares for consulting services charged by directors totalling $27,500 (2005- $7,508). In addition, the Company issued 6,500,000 (2004 – nil) common shares of the Company for consulting services charged by a company that is controlled by a director of the Company amounting to $95,000 (2004- $nil)

(iv) Shares issued for mining interests
The Company issued 5,500,000 (2005- nil) common shares for mining interests charged by directors totalling $55,000 (2005- $nil).

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2006 AND 2005

7 - SHARE CAPITAL (continued):

(b) STOCK OPTIONS:

The Company has a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire common shares of the Company to qualified directors and officers and employees of the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date of grant and the maximum term of any option cannot exceed five years. The maximum aggregate number of common shares under option at any time under the Plan cannot exceed 40% of the issued shares.

The following table reflects the continuity for the years ended July 31, 2006 and 2005 of options granted and forfeited under the plan:

	2006	Weighted Average Exercise Price	2005	Weighted Average Exercise Price
Balance outstanding, beginning of year	6,205,000	$ 0.05	-	$ -
Activity during the year				
Granted	24,900,000	0.08	6,205,000	0.05
Forfeited	(19,135,000)	0.08	-	-
Balance outstanding, end of year	11,970,000	$ 0.06	6,205,000	$ 0.05

The following summarizes information on the stock options outstanding at July 31, 2006:

Weighted average exercise price	$ 0.06
Numbers outstanding as at July 31, 2006	11,970,000
Remaining contractual life	1.0 year
Options exercisable as at July 31, 2006	11,970,000

(c) TREASURY SHARES:

In November 1994, The Company acquired 5,600 common shares for a total cost of $ 16,385. The current market value as at July 31, 2006 is $280. At present the company does not intent to purchase additional shares.

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2006 AND 2005

7 - SHARE CAPITAL (continued):

(d) WARRANTS:

The following summarizes warrants that have been issued:

	Number of Warrants	
	2006	2005
Balance, beginning of year	-	-
Warrants issued on issuance of shares for cash	8,950,000	-
Warrants exercised during the year	-	-
Warrants expired during the year	-	-
Balance, end of year	8,950,000	-

At July 31, 2006, the following warrants were outstanding. The warrants entitle the holders to purchase the stated number of common shares at the exercise price on or before the expiry date:

Number of shares	Exercise price	Expiry date
5,000,000	$ 0.05	December 7, 2007
3,950,000	$ 0.10	December 7, 2007
8,950,000		

8 - DEPOSITS:

Deposits have been made with a supplier as an advance against charges for exploration services to be performed in the 2007 fiscal year.

9 - NAME CHANGE:

By articles of amendment dated November 29, 2005 the Company changed its name from Internet Identity Presence Company Inc. to Geophysical Prospecting Inc..

10 – INCOME TAXES:

(a) The Company's provision for income taxes differ from the amounts computed by applying the basic current rates to loss for the year before taxes, as shown in the following table:

	2006	2005
Statutory rate applied to loss for the year before income taxes	($ 210,439)	($ 54,120)
Increase in taxes resulting from:		
Non-deductable items	56,099	1,470
Loss not tax-benefited	154,340	52,650
Tax benefit renounced to flow-through shareholders	(49,250)	-
Future income tax recovery	($ 49,250)	$ -

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2006 AND 2005

10 – INCOME TAXES (continued):

(b) The tax effects of temporary differences that give rise to future income tax assets and future income tax liabilities at July 31, 2006 and 2005 are as follows:

	2006	2005
Future tax asset:		
Share issue costs	$ 3,018	$ -
Non-capital losses	389,184	191,880
	392,202	191,880
Less valuation allowance	(392,202)	(191,880)
	-	-
Future tax liabilities:		
Mining interests	59,110	-
Net asset (liabilities)	($ 59,110)	$ -

(c) The Company has non-capital losses of approximately $1,077,474 which expire through 2016. The benefit of these losses has not been recognized for financial statements purposes.

(d) During the year, the Company paid $nil (2005- $nil) in respect of income taxes.

11 – CONTINGENT LIABILITITES AND COMMITMENTS:

(a) In July 1993, the Company issued convertible notes payable in conjunction with a private placement. The notes were unsecured and subject to interest being charged at a rate of 5%, starting 150 days from the issuance of the notes or to May 17, 1994, the date the shares were issued. As remittances of some of the subscription amounts were late, certain subscribers waived the interest that would have been payable. The Company believes that the outstanding interest of $70,083 will continue to be waived until legally no longer payable. Accordingly, the Company removed the liability from the balance sheet on July 31, 2003, although no formal waiver has been received from the subscribers.

(b) On July 31, 1997, the Company received $150,000 USD in respect of a proposed convertible debenture issue. The issue was never completed and to date, the funds have not been repaid to the investor. Current Management has no knowledge of who the investor was and in their opinion the investor has no right of recourse for collections.

(c) As at July 31, 2005, the Company was committed to issue 1,000,000 common shares. An investor subscribed for and fully paid the aggregate subscription price of $10,000 cash for those shares, prior to July 31, 2005. During 2006 these shares were issued.

(d) The Company has committed to a one year office lease with the rent amounting to $9,000.

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2006 AND 2005

12 - COMPARATIVE FIGURES:

Certain figures shown for comparative purposes have been reclassified to conform with the classifications adopted in the current period.

13 – SUBSEQUENT EVENTS:

(a) The Company issued 5,000,000 flow-through common shares for cash subsequent to the year end. Total proceeds received from the issue of shares was $200,000.

(b) Subsequent to year end the Company's Board of Directors authorized management to undertake a listing on the CNQ and has received regulatory approval of the proposed listing.